Exhibit 99.1

SR TELECOM INC.

MATERIAL CHANGE REPORT
(Form 51-102F3)

1.	Name and Address of Company

SR Telecom Inc. (“SR Telecom” or the “Company”) 8150 Trans-Canada Highway Montreal, Quebec H4S 1M5

2.	Date of Material Change

March 27, 2006

3.	News Release

A news release, in the form of Schedule “A” annexed hereto, was issued on March 27, 2006.

4.	Summary of Material Change

On March 27, 2006, SR Telecom announced it has completed a multi-year agreement to outsource its manufacturing operations. The transition will start immediately and the Company’s management expects that all outsourced manufacturing of its non-WiMAX products will be completed by May 31, 2006.

5.	Full Description of Material Change

Pursuant to the agreement signed on March 27, 2006, SR Telecom will implement the outsourcing of all of its manufacturing operations other than those related to WiMAX products over the coming months and the Company’s management expects that all outsourced manufacturing of its non-WiMAX products will be completed by May 31, 2006. SR Telecom currently has approximately 87 employees engaged in core manufacturing operations. Of these, approximately 70 positions will be eliminated, resulting in charges totaling approximately $2.2 million to be incurred over the next three quarters. This restructuring initiative has been made in order to increase the competitiveness of the Company.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

If further information is required, please contact William E. Aziz, Interim President and Chief Executive Officer at (514) 335-2429 Ext. 4613.

9.	Date of Report

DATED April 5, 2006.

SCHEDULE A

News Release
www.srtelecom.com

Source:
SR Telecom	Maison Brison
William E. Aziz, President and CEO	Rick Leckner
Tel.: (514) 335-2429, Ext. 4613	Tel.: (514) 731-0000

SR Telecom Will Outsource Manufacturing To Contract
Manufacturer

MONTREAL, March 27, 2006 - SR TelecomTM Inc. (TSX: SRX), the leading provider of licensed OFDM solutions, today announced it has completed a multi-year agreement to outsource its manufacturing operations. SR Telecom currently has approximately 87 employees engaged in core manufacturing operations. Of these, approximately 70 positions will be eliminated, resulting in charges totalling approximately $2.2 million to be incurred over the next three quarters. This restructuring initiative has been made in order to increase the competitiveness of SR Telecom.

The transition will start immediately and SR Telecom management expects all outsourced manufacturing of its non-WiMAX products to be completed by May 31, 2006.

“This transition to outsourced manufacturing is another major initiative developed to further enhance the Company’s financial and competitive positions. In addition, it enables us to focus on our core activities of designing, developing and deploying advanced wireless technologies,” said William Aziz, President and CEO. “By partnering with an experienced and advanced manufacturing organization we are able to streamline our product cost structure, reduce our exposure to fluctuations in manufacturing volumes and continue to provide world-class wireless access solutions to our customers around the world”.

About SR Telecom
SR TELECOM designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban, and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok. SR Telecom products have been deployed in over 130 countries, connecting nearly two million people.

With its widely deployed WiMAX-ready symmetryTM solution, SR Telecom provides bridge technology to future WiMAX solutions for voice, data and Internet access applications.

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SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com/.

Forward-looking statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and symmetryTM are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.